Lamb Weston Holdings, Inc.

222 W. Merchandise Mart Plaza

Suite 1300

Chicago, Illinois 60654

August 26, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Loan Lauren P. Nguyen, Legal Branch Chief, Office of Natural Resources
Parhaum J. Hamidi, Attorney-Adviser
Wei Lu, Staff Accountant
Shannon Buskirk, Staff Accountant

Re:	Lamb Weston Holdings, Inc.
Registration Statement on Form 10-12B
Filed July 13, 2016
File No. 1-37830

Ladies and Gentlemen:

Lamb Weston Holdings, Inc., a Delaware corporation (“we,” “us,” “our” or the “Company”), is in receipt of the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated August 9, 2016 (the “Comment Letter”) with respect to our Registration Statement on Form 10 filed July 13, 2016 (the “Registration Statement”).

This letter is being filed with Amendment No. 1 to the Registration Statement (the “Amendment”). Below are our responses to the Comment Letter. For the convenience of the Staff, we have repeated each of the Staff’s comments before the corresponding response.

Please note that we are providing a portion of our response to Comments 1 and 12 under separate cover as supplemental information under Rule 12b-4 of the Securities Exchange Act of 1934 and request that the Commission return such supplemental information to us upon completion of the Commission’s review.

Information Statement filed as Exhibit 99.1

Summary, page 1

1. Please provide us with supplemental support for industry and market statistics, including objective substantiation for each statement here and in your business section that describes your competitive position in your industry and your leadership position. For example, we note your statement on pages 1 and 63 that you are “the number one supplier of value-added frozen potato products” and your statement on pages 2 and 63 that you are “the North American frozen potato category leader.” Disclose the quantitative metric or metrics used to make such determinations. If you do not have independent support for a statement, please either revise the language to make clear the basis for the statement or delete it.

Response: We respectfully advise the Staff that, in response to the Staff’s comment, we have revised certain statements regarding our competitive position in our industry and our leadership position in the Amendment. In response to the Staff’s comment and concurrent with the filing of the Amendment, we are supplementally providing to the Staff, under separate cover, independent support for industry and market statistics included in the Amendment, including objective substantiation for each statement that describes

United States Securities and Exchange Commission

August 26, 2016

our competitive position in our industry and our leadership position. To expedite the Staff’s review, we have annotated the support for each such statement with cross-references to the supporting document and have highlighted the relevant portion or section of each supporting document submitted to the Staff.

2. Please revise to indicate that all subjective statements in your filing represent management’s belief. As one example, you state on page 2 that you have “developed customer intimacy with [y]our key accounts over time through a focus on world-class customer service and customer-focused innovation.”

Response: We respectfully advise the Staff that, in response to the Staff’s comment, we have revised all subjective statements in the Amendment to indicate that such statements represent management’s belief.

Risk Factors, page 13

3. We note that you plan to enter into several related party agreements with ConAgra Foods, Inc., including the Separation and Distribution Agreement, Employee Matters Agreement, Transition Services Agreement, and Trademark License Agreement. Please include risk factor disclosure specifically addressing the fact that these agreements were not negotiated on an arm’s length basis and describing the risks arising from any conflicts of interest in negotiating and performing under the agreements, or tell us why you believe such disclosure is not material.

Response: We respectfully advise the Staff that, in response to the Staff’s comment, we have included risk factor disclosure in the Amendment specifically addressing the fact that several related-party agreements with ConAgra Foods, Inc., including the Separation and Distribution Agreement, Employee Matters Agreement, Transition Services Agreement, and Trademark License Agreement, were negotiated in the context of a parent-subsidiary relationship prior to the spinoff and describing the risks arising from any conflicts of interest in negotiating and performing under the agreements.

Our future debt may limit cash flow available . . . , page 19

4. Please revise to disclose the amount and material terms of the debt that you expect to incur in connection with the spinoff.

Response: We respectfully advise the Staff that, in response to the Staff’s comment, we have revised our disclosure in the Amendment, including in the “Risk Factors” section, to disclose the amount of the debt that we expect to incur in connection with the spinoff. We are in the early stages of discussing the terms of such debt with potential lenders. Accordingly, we will provide more information regarding the material terms of the debt that we expect to incur in an amendment to the Registration Statement when known.

Our business relies on a potato crop . . . , page 19

5. You state here that the European growing regions for the necessary potatoes are concentrated in “Northwestern Europe.” Additionally, in the last risk factor on page 20 you indicate that you source potatoes from various countries abroad and that severe weather conditions may affect potato crop performance. Please disclose the specific country or countries where the growing regions are located or tell us why this disclosure is not material. As applicable, please revise your “Raw Materials” disclosure on page 67.

United States Securities and Exchange Commission

August 26, 2016

Response: We respectfully advise the Staff that, in response to the Staff’s comment, we have revised the disclosure in the Amendment to provide the specific country or countries where the growing regions are located, and have revised our “Raw Materials” disclosure accordingly.

Management’s Discussion and Analysis, page 45

6. Please include an overview providing a balanced, executive level discussion that identifies the most significant matters with which management is concerned in evaluating your financial condition and results of operations. This discussion should:

•	Provide insight into material opportunities, challenges and risks such as those presented by known material trends and uncertainties for certain of your products and services; and

•	Identify material demands, commitments, events or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues and/or income, or result in your liquidity decreasing or increasing in any material way and provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance.

Response: We respectfully advise the Staff that, in response to the Staff’s comment, we have revised the disclosure in the Amendment to include an overview providing a balanced, executive level discussion that identifies the most significant matters with which management is concerned in evaluating our financial condition and results of operations.

Results of Operations, page 48

7. In various places in your MD&A, you attribute the change in reported amounts to multiple factors without indicating the amount contributed by each factor. For example, you state “Global net sales increased as a result of strong growth domestically, driven by organic growth and new business with major chains, as well as internationally due to the lapping of the West Coast labor dispute in the year ago period, the full-year impact of fiscal 2015 new business, additional new channel penetration in Mexico, and organic and ramp-up growth in China.” Revise the analysis of your operating results to quantify the effect of each factor identified as the cause of a material change to the amounts presented as part of your financial statements. Refer to Item 303(a)(3) of Regulation S-K and FRC 501.04.

Response: We respectfully advise the Staff that, in response to the Staff’s comment, we have revised the analysis of our operating results in the Amendment to quantify, to the extent practical, the effect of each factor identified as the cause of a material change to the amounts presented as part of our financial statements.

8. Please separately discuss and quantify the factors impacting your cost of goods sold from period to period, rather than limiting your discussion solely to that of the broader “product contribution margin” metric.

Response: We respectfully advise the Staff that, in response to the Staff’s comment, we have revised the disclosure in the Amendment to separately discuss and quantify the factors impacting our cost of goods sold from period to period, rather than limiting the discussion solely to that of the broader “product contribution margin” metric.

United States Securities and Exchange Commission

August 26, 2016

Liquidity and Capital Resources, page 54

Cash Flows, page 55

9. Please describe your material commitments for capital expenditures as of the end of the latest fiscal period. Refer to Item 303(a)(2)(i) of Regulation S-K. For example, please discuss the “significant plant expansions and improvements” that you reference in the third full paragraph of page 55.

Response: We respectfully advise the Staff that we do not believe that we had material commitments for capital expenditures as of the end of the latest fiscal period, but we have revised the disclosure in the Amendment to provide additional disclosure regarding planned capital expenditures.

Obligations and Commitments, page 56

10. In footnote 1 to your tabular summary of contractual obligations, you note that the Purchase obligations line item “[e]xcludes purchase commitments under potato supply agreements due to uncertainty of pricing and quantity.” As this information is available and disclosed on page F-23, please revise the footnote to disclose the amount you paid under the terms of the potato supply agreement during fiscal 2016 (once available), 2015, and 2014 or provide a cross-reference to page F-23.

Response: We respectfully advise the Staff that, in response to the Staff’s comment, we have revised footnote 1 to our summary of contractual obligations in the Amendment to disclose the amount we paid under the terms of the potato supply agreement during fiscal 2016, 2015, and 2014. Supplementally, we advise the staff that the information disclosed in the notes to the financial statements is limited to certain types of potato supply agreements involving either potential guarantees of grower indebtedness or grower advances and, accordingly, we have determined not to provide a cross-reference to the financial statements.

Critical Accounting Estimates, page 58

11. The disclosures of your critical accounting policies and estimates appear to be more descriptive of the accounting policies utilized, rather than any specific uncertainties underlying your estimates. Please revise your disclosures to address the material implications of the uncertainties that are associated with the methods, assumptions and estimates underlying your critical accounting estimates. Specifically, you should provide the following:

•	An analysis of the uncertainties involved in applying the principle and the variability that is reasonably likely to result from its application.

•	An analysis of how you arrived at the measure and how accurate the estimate or underlying assumptions have been in the past.

•	An analysis of your specific sensitivity to change based on outcomes that are reasonably likely to occur and have a material effect.

•	Please refer to FRC Section 501.14 for further guidance.

Response: We respectfully advise the Staff that, in response to the Staff’s comment, we have revised our disclosure in the Amendment to address the material implications of the uncertainties that are associated with the methods, assumptions and estimates underlying our critical accounting estimates. Additionally, we respectfully advise the Staff, on a supplemental basis, of the following relating to our critical accounting estimate disclosures.

United States Securities and Exchange Commission

August 26, 2016

1.	The assets and liabilities of the parent company pension plans will not be assumed by Lamb Weston, and only the service cost of the related pension plans of the parent company have been fully included in the results of operations of Lamb Weston. The portion of pension expense comprised of expected return on plan assets, interest cost, amortization of prior service cost, and amortization of actuarial gains and/or losses applicable to Lamb Weston employees is included in the indirect pool of selling, general and administrative costs of the parent company, and were allocated to Lamb Weston based on the methodology described in Cost Allocations. Accordingly, sensitivity analyses of the impact of changes in the assumptions used have no impact on Lamb Weston’s assets and liabilities, and only the assumptions used to determine the service cost component of pension expense have a direct impact on our results of operations, except to the extent the other components of pension expense were allocated as part of the pool of selling, general and administrative costs of the parent company.

2.	The fair value of each reporting unit of Lamb Weston is currently estimated to exceed its respective carrying value by a very wide margin (in excess of 100%). Accordingly, unless the sensitivity analyses were to utilize very large and unrealistic changes in assumptions, there would be no impact to our financial statements.

Key Business Strengths, page 63

12. We note the compound annual growth rate for the sale of frozen processed potatoes and the general reference to industry-wide, export volumes of frozen potatoes internationally. Please provide us with supplemental support for the industry and market statistics in this section.

Response: We respectfully advise the Staff that, in response to the Staff’s comment and concurrent with the filing of the Amendment, we are supplementally providing to the Staff, under separate cover, supplemental support for the industry and market statistics in this section, including objective substantiation for each statement that describes our competitive position in our industry and our leadership position. To expedite the Staff’s review, we have annotated the support for each such statement with cross-references to the supporting document and have highlighted the relevant portion or section of each supporting document submitted to the Staff.

Business, page 63

Industry Segments and Geographical Financial Information, page 65

Global, page 65

13. You state here and elsewhere that McDonald’s Corporation and its affiliates accounted for approximately 12% of your combined net sales for fiscal 2016. Please file your sales agreement with McDonald’s Corporation, or provide your analysis as to why you are not required to do so under Item 601(b)(10) of Regulation S-K.

Response: We respectfully advise the Staff that, in response to the Staff’s comment, we do not believe that we are party to any agreements with McDonald’s Corporation or its affiliates that are required to be

United States Securities and Exchange Commission

August 26, 2016

filed under Item 601(b)(10) of Regulation S-K. Although ConAgra Foods, Inc. (“ConAgra”) has entered into a Business Relationship and Confidentiality Agreement, dated June 9, 2009, with McDonald’s USA, LLC to develop products and services on an ongoing basis, neither ConAgra nor we have entered into ongoing sales agreements with McDonald’s Corporation or its affiliates. Rather than rely on a single agreement, we sell our products to McDonald’s Corporation and its affiliates pursuant to various purchase orders. Each of these purchase orders is of a type that ordinarily accompanies the kind of business conducted by us and has been entered into in the ordinary course of business. We respectfully advise the Staff that we are not “substantially dependent” on such purchase orders and such purchase orders do not provide for obligations that are material to us. Accordingly, we do not believe that any of our sales agreements with McDonald’s Corporation or its affiliates, including our purchase orders, constitute material agreements under Item 601(b)(10) of Regulation S-K, and therefore no such sales agreements are required to be filed as an exhibit to the Registration Statement.

Relationship with ConAgra after the Spinoff, page 70

Agreements between ConAgra and Us, page 70

14. Please revise to clarify whether the indemnification provisions you reference are subject to any cap.

Response: We respectfully advise the Staff that, in response to the Staff’s comment, we have revised the disclosure in the Amendment to clarify whether the indemnification provisions we reference in the Amendment are subject to any cap.

Management, page 74

15. For each of your directors, please briefly discuss the specific experience, qualifications, attributes, or skills that led to the decision that he or she is suited to serve as a director of the company. Refer to Item 401(e)(1) of Regulation S-K.

Response: We respectfully advise the Staff that, in response to the Staff’s comment, we have revised the disclosure in the Amendment to include a brief discussion of the specific experience, qualifications, attributes, or skills that led to the decision that each named director is suited to serve as a director of the Company.

Agreement with Significant Stockholder, page 74

16. We note that ConAgra has entered into a cooperation agreement with one of its significant stockholders, JANA Partners LLC, pursuant to which JANA Partners has the right to designate two individuals to your board of directors. It appears that you will have a beneficial interest in this agreement. As such, please file the agreement with your registration statement on Form 10 pursuant to Item 601(b)(10)(i) of Regulation S-K.

Response: We respectfully advise the Staff that, in response to the Staff’s comment, we have filed the cooperation agreement between ConAgra and JANA Partners LLC as an exhibit to the Registration Statement pursuant to Item 601(b)(10)(i) of Regulation S-K.

United States Securities and Exchange Commission

August 26, 2016

Compensation Discussion and Analysis, page 77

17. Please amend to include your Compensation, Discussion and Analysis disclosure. Refer to Item 402 of Regulation S-K.

Response: We respectfully advise the Staff that, in response to the Staff’s comment, we have included our Compensation, Discussion and Analysis disclosure in the Amendment.

Combined Financial Statements

Notes to Combined Financial Statements, page F-8

Note 7. Variable Interest Entities, page F-16

18. Disclosure indicates that you have a 49.99% interest in Lamb Weston BSW, LLC (“Lamb Weston BSW”), a potato processing venture with Ochoa Ag Unlimited Foods, Inc. (“Ochoa”). Lamb Weston BSW is deemed to be a variable interest entity, and as you are the primary beneficiary, the financial results of Lamb Weston BSW are consolidated. Please provide us with your accounting analysis of this arrangement. In your response, please cite the relevant authoritative accounting guidance.

Response: We respectfully advise the Staff that, in response to the Staff’s comment, we have analyzed the accounting treatment of our 49.99% ownership interest in Lamb Weston BSW, LLC (“Lamb Weston BSW”) under the guidance provided in ASC 810, Consolidation. The initial step in our accounting analysis takes place under ASC 810-10-15-14, under which we determined that Lamb Weston BSW is a Variable Interest Entity. ASC 810-10-15-14 provides that a legal entity shall be subject to consolidation under the guidance in the Variable Interest Entities Subsections of the guidance if, by design, both of the following conditions are present:

1.	The voting rights of some investors are not proportional to their obligations to absorb the expected losses of the legal entity, their rights to receive the expected residual returns of the legal entity, or both.

2.	Substantially all of the legal entity’s activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

As we have disclosed in Note 7, Variable Interest Entities, “Under certain circumstances, Lamb Weston could be required to compensate Ochoa for lost profits resulting from significant production shortfalls (“production shortfalls”). Commencing on June 1, 2018, or on an earlier date under certain circumstances, Lamb Weston has a contractual right to purchase the remaining equity interest in Lamb Weston BSW from Ochoa (the “call option”). Lamb Weston is currently subject to a contractual obligation to purchase all of Ochoa’s equity investment in Lamb Weston BSW at the option of Ochoa (the “put option”). The purchase prices under the call option and the put option (the “options”) are based on the book value of Ochoa’s equity interest at the date of exercise, as modified by an agreed-upon rate of return for the holding period of the investment balance.”

We have also disclosed in Note 7 that ConAgra Foods has historically provided direct financing to Lamb Weston BSW in the form of a promissory note from Lamb Weston BSW, and in connection with the refinancing of this debt with a third party in fiscal 2016, Lamb Weston has provided its guarantee of Lamb Weston BSW’s performance under this debt.

United States Securities and Exchange Commission

August 26, 2016

We determined that our obligation to compensate Ochoa for production shortfalls, and the financing support we provide to Lamb Weston BSW, represent variable interests in Lamb Weston BSW that create obligations to absorb expected losses of the legal entity. Although we have only a 50% voting interest in the entity, the variable interests cited expose us to a greater than 50% obligation to absorb expected losses of the entity. As a result, we have determined that condition one of the cited guidance is met.

Further, we have concluded that substantially all of Lamb Weston BSW’s activities either involve or are conducted on behalf of the Company and therefore condition two of the cited guidance is met. In making this assessment, we considered the following factors (which are more fully discussed below): 1) the Company is the exclusive sales agent for Lamb Weston BSW, which has no independent sales function; 2) all Lamb Weston BSW products are sold under the trade names of the Company (Lamb Weston BSW’s products provide approximately 4% of the Company’s total annual sales); 3) the products manufactured by Lamb Weston BSW are similar to those manufactured by the Company in its other facilities and the primary purpose of the entity is to manufacture products exclusively for the Company; and 4) the other investor, Ochoa, can put its interests in the entity to the Company and the Company can, beginning on June 1, 2018, purchase Ochoa’s interests in the entity.

Accordingly, we determined that Lamb Weston BSW is a Variable Interest Entity (“VIE”). Per ASC 810-10-25-1, “consolidation is appropriate if a reporting entity has a controlling financial interest in another entity and a specific scope exception does not apply.

Per ASC 810-10-65-2, a reporting entity shall be deemed to have a controlling financial interest in a VIE if it has both of the following characteristics:

1.	The power to direct the activities of a VIE that most significantly impact the VIE’s economic performance, and

2.	The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.”

Our accounting analysis concludes that both of these characteristics are present with Lamb Weston BSW.

A management committee comprised of two members from Ochoa and two from the Company generally manage the business decisions of Lamb Weston BSW. However, the Company is the exclusive sales agent for Lamb Weston BSW and Lamb Weston BSW does not have any independent sales and marketing employees or capabilities. The Company exercises control over the sales activities with minimal involvement or oversight of Ochoa. The Lamb Weston BSW operating agreement provides the Company with a significant amount of latitude in carrying out its sales and marketing responsibilities and simply requires that they be “generally consistent with the level and manner in which such services are provided for Lamb Weston’s other potato production facilities.” The Company also has significant latitude in determining the pricing of the finished product sales to the Company’s existing customer base and agrees to purchase and take title to all finished products before reselling such products to third-party customers. Lamb Weston BSW does not have any external customer relationships. The price paid by the Company to Lamb Weston BSW for the finished products is the price the Company charges its third-party customers, less the sales commission payable to the Company. The Company bears the risk of credit loss on sales to its third-party customers and Lamb Weston BSW does not absorb any credit losses.

United States Securities and Exchange Commission

August 26, 2016

The Company also exercises significant control over the production process, due to its expertise and ownership of intellectual property associated with the production processes utilized in the operation of Lamb Weston BSW’s plant, coupled with the absence of significant involvement or oversight exercised by Ochoa. As further evidence of the Company’s power to direct the production activities, the operating agreement requires the Company to pay Ochoa for lost profits in certain circumstances in which the plant does not operate a certain number of production days within a given year.

Notwithstanding the oversight of the management committee, the Company believes that its power to direct the sales and production activities are significant.

Also, the Company notes that the exercise of either the put option or the call option would result in the Company owning the entire business, and the put option is currently exercisable by Ochoa. The Company believes this is an indication that the design of the entity was intended to provide the Company with the ability to direct the activities of the entity that most significantly impact the entity’s economic performance.

As described previously, the variable interests held by the Company oblige the Company to absorb losses of the entity that could potentially be significant to the entity.

Accordingly, the Company concluded that it has a controlling financial interest in Lamb Weston BSW and thus, under ASC 810-10-25-1, consolidation is appropriate.

19. We note the non-controlling interest in Lamb Weston BSW is subject to a put option, which is recorded a $41.6 million liability as of May 31, 2015. On a supplemental basis, please provide us with additional information to support your accounting treatment as a liability versus equity. In your response, tell us how you considered the guidance of FASB ASC 480 and ASC 810-10-45-15 through 17A.

Response: We respectfully advise the Staff on a supplemental basis that, in evaluating the accounting treatment of the non-controlling interest in Lamb Weston BSW, we first considered whether the redemption features, the put option exercisable by Ochoa and call option exercisable by the Company represent freestanding financial instruments. The options were established within the same contract as the equity interest at the time of the formation of the entity and cannot be legally detached or separately exercisable. Further, the options do not permit net settlement and there is no other class of stock of Lamb Weston BSW. Therefore, we concluded, in accordance with ASC 480-10-15, that the options were not freestanding financial instruments.

We also considered whether the non-controlling interest represented a mandatorily redeemable financial instrument under ASC 480-10-25. We concluded that the non-controlling interest is not mandatorily redeemable because it does not embody an unconditional obligation requiring the Company to redeem the instrument at a specified or determinable date or upon an event that is certain to occur. The put option is currently exercisable any time at the option of the holder and there is no expiration date.

We also considered whether the non-controlling interest with the embedded options should be accounted for as a debt obligation in accordance with ASC 480-10-55-53. The exercise prices of the options are based upon a formula that includes the book value of the interest holder’s equity interest, plus a stated rate of return thereon (the rate of return differs for the put and the call options). The exercise prices do not convey a right of the Company to call the non-controlling interest holder’s interest at a fixed price at a stated future date, nor the right of the non-controlling interest holder to put the non-controlling interest holder’s interest at a fixed price a stated future date. The stated rate of return included in the formula

United States Securities and Exchange Commission

August 26, 2016

upon which the exercise prices are based is not applied to a pre-determinable “principal” amount and is not certain of ultimate realization by the non-controlling interest holder. Based on these facts, we determined that the non-controlling interest does not represent a debt obligation of the Company.

We also evaluated whether the redemption features should be separated from the non-controlling interest and accounted for as a derivative under ASC 815-15-25. Due to several factors, including the inability for the options to be net settled, we concluded the redemption features should not be accounted for as derivatives.

After reaching the stated conclusions on the four cited analyses, we applied the guidance of ASC 480-10-S99. The existence of the put option results in a non-controlling interest that is redeemable upon the occurrence of an event that is not solely within the control of the issuer. Such an instrument is required to be recognized outside of permanent equity. Although the guidance indicates that the balance sheet presentation is to be in a position between liabilities and permanent equity (“mezzanine” equity), based upon the materiality of the amount, the Company has presented the non-controlling interest as a noncurrent liability in its combined balance sheet and included detailed disclosures as to the composition of the Company’s noncurrent liabilities within the footnotes to the combined financial statements.

Note 15. Pension Benefits, F-26

20. We note your disclosure here and within Critical Accounting Estimates, which states employee-related benefits have been recorded in the financial statements as though you participated in a multiemployer pension plan. However, you also disclose the proportionate share of the pension costs that are directly attributable to Lamb Weston have been recorded in the financial statements. Please clarify how you have accounted for these expenses in your financial statements. In your response, please tell us whether you expect the Lamb Weston employees will continue to participate in the plans of ConAgra Foods after the spinoff.

Response: We respectfully advise the Staff that, in response to the Staff’s comment, we have clarified our disclosure in the Amendment as to how we have accounted for these expenses in our financial statements.

Additionally, the Company respectfully advises the Staff, on a supplemental basis, that employees of the Company who participate in pension plans sponsored by the parent of the Company will cease to participate in these plans on the date upon which the Company’s spinoff from its parent is completed. Current participants in the salaried employee pension plans of the parent company will not accrue additional benefits under a defined benefit pension plan after the spinoff. Certain hourly participants in pension plans of the parent company (whose employment is governed under collectively bargained agreements) are expected to receive continuing accrual of benefits under a new pension plan or plans to be established by the Company at the time of the spinoff. The parent is expected to retain the obligation for the payment of related benefits accrued through the date of the spinoff.

We included the pension service cost of Company employees within selling, general and administrative expenses or cost of goods sold, depending upon the role of the applicable employee, in a manner similar to the manner in which such expenses would be recognized under a multiemployer pension plan. Because the Company will not assume the existing plan assets or liabilities from ConAgra, upon the completion of the spinoff, the portion of pension expense comprised of expected return on plan assets, interest cost, amortization of prior service cost, and amortization of actuarial gains and/or losses applicable to Company employees are included in the indirect pool of selling, general and administrative costs of ConAgra. These amounts were allocated to the Company based on the methodology described in Cost Allocations under the Critical Accounting Estimates section of Management’s Discussion and Analysis.

United States Securities and Exchange Commission

August 26, 2016

Note 19. Business Segments and Related Information, F-28

21. Please expand your disclosure and tell us in more detail about the factors used to identify your reportable segments, address your internal organizational structure, and identify the types of products from which each reportable segment derives its revenues. Your revised disclosure should explain your basis for organization. For example, the differences among your segments are currently unclear. Specifically, your disclosure states the Global reporting segment includes restaurant chains and international customers comprised of foodservice distributors and retailers, and does not explain why these operations are not included within your Foodservice and Retail reporting segments. Refer to FASB ASC 280-10-50-21.

Response: We respectfully advise the Staff that, in accordance with Accounting Standards Codification (ASC) 280, Segment Reporting, we considered that an operating segment is a component of a public entity that has all of the following characteristics:

1.	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

2.	Its operating results are regularly reviewed by the public entity’s chief operating decision maker (CODM) to make decisions about resources to be allocated to the segment and assess its performance.

3.	Its discrete financial information is available.

We have determined that we have four operating segments, all of which are reportable segments, meeting the requirements as outlined in ASC 280: Global, Foodservice, Retail, and Other. The chief operating decision maker (CODM) receives periodic management reporting under this segment structure which enables operating decisions, performance assessment, and resource allocation decisions at the segment level. The reportable segments are each managed by a general manager and supported by a cross functional team assigned to support the segment.

The Global segment includes results of operations associated with the Company’s business with very large chain restaurant customers, whether those results are generated in the United States or abroad. Sales to large restaurant chains account for the vast majority of Global segment sales. In addition to top Global chains, this segment also serves all customer channels located outside the United States and Canada, even if such customer channels would fit the description of a Foodservice or Retail customer, but for geography. This duplication of customer channels across segments is because of the diversity of our customers outside of the United States and Canada. Placing all non-U.S. and non-Canadian customer channels into one segment best aligns our segments with how customer decisions are made and how resources are allocated in local markets. We have provided additional disclosure to our Global segment description to clarify this point. The segment’s product portfolio includes frozen potatoes, and frozen sweet potatoes; smaller products in the portfolio include frozen appetizers. Products are sold under the Lamb Weston® brand, as well as many customer labels.

The Foodservice segment includes sales to broad line foodservice distribution customers in the United States and Canada. Sales to these customers account for the vast majority of this segment’s sales. The

United States Securities and Exchange Commission

August 26, 2016

ultimate purchasers of our products (i.e., customers of the broad line foodservice customers), include businesses, primary, secondary and post-secondary educational institutions, independent restaurants, regional chain restaurants, and convenience stores. The segment’s product portfolio includes frozen potatoes and frozen sweet potatoes; the segment’s sales also include sales of frozen appetizer items. Products are sold under the Lamb Weston® brand, as well as customer labels.

The Retail segment includes sales to grocery, mass, club, and specialty retailers primarily in the United States. The segment’s products are sold in the freezer section, and are also found in the prepared foods (i.e., deli) section of many retailers. The segment’s product portfolio includes consumer facing frozen specialty potato and frozen sweet potato items that are sold under the retailer’s own brands and licensed equities such as Alexia®, which will be licensed from ConAgra, and the brand names of major North American restaurant chains.

The Other segment primarily includes equity method earnings from our unconsolidated joint ventures, Lamb Weston Meijer and Lamb Weston RDO. The segment also includes the consolidated results of operations from our frozen vegetable business and dairy business.

22. Expand your current disclosure to define product contribution margin. In your revised disclosure, please identify and describe the “other selling, general and administrative expenses” reconciling line item to clarify how you calculate the reportable segment measure of profit or loss. Refer to FASB ASC 280-10-50-31.

Response: We respectfully advise the Staff that, in response to the Staff’s comment, we have expanded our disclosure in the Amendment to define product contribution margin and have identified and described the “other selling, general and administrative expenses” reconciling line item to clarify how we calculate the reportable segment measure of profit or loss.

23. Disclose the revenues from external customers for each product or each group of similar products. Refer to FASB ASC 280-10-50-40.

Response: We respectfully advise the Staff that, in response to the Staff’s comment, we have revised the disclosure in the Amendment to disclose the revenues from external customers for each product or each group of similar products.

* * * * * * * * *

United States Securities and Exchange Commission

August 26, 2016

In connection with the above response, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at (312) 549-5000.

Sincerely yours,

/s/ Colleen R. Batcheler

Colleen R. Batcheler
Vice President